

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 9, 2016

John Walpuck
Chief Financial Officer and Chief Operating Officer
Creative Realities, Inc.
22 Audrey Place
Fairfield, NJ 07004

> **Re: Creative Realities, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2016**
> **File No. 333-209487**

Dear Mr. Walpuck:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Schedule A, paragraph 16 of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price at which the selling shareholders will sell the shares covered by the prospectus. We will not object if you state that the securities will be sold at the disclosed fixed price until your shares are listed on a recognized inter-dealer quotation system (e.g., the OTC Bulletin Board) and thereafter at prevailing market prices or privately negotiated prices. Please make corresponding changes throughout the prospectus.

Facing Sheet

2.   We note that you did not check the box indicating that you are offering the securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. Your

John Walpuck
Creative Realities, Inc.
March 9, 2016
Page 2

disclosure on page 36 indicates, however, that selling shareholders will be selling their shares from time to time. Please advise or revise.

Cover Page

3.   Please disclose that you have a currently-effective registration statement and provide the number of shares available.

Prospectus Summary

The Offering, page 3

4.   Please revise your disclosure in this section to indicate the number of shares that you are registering as a result of each transaction. We note, for example, that you do not indicate the number of shares that you are registering with regard to the:
*   Promissory note issued June 23, 2015 in the principal amount of $400,000;
*   Promissory note issued June 23, 2015 in the principal amount of $584,506;
*   Factoring agreement entered into on October 15, 2015;
*   Secured convertible promissory note issued October 26, 2016; and
*   Secured convertible promissory notes issued December 28, 2015;

The number of shares described in your revised disclosure should equal the number of shares in the fee table.

Use of Proceeds, page 14

5.   Please disclose how you intend to use the proceeds, if any, that you might receive upon the exercise of outstanding warrants. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

6.   When you update your financial statements in accordance with Item 8.08 of Regulation S-X, please revise the disclosure in this section of your offering document to provide a discussion of your recently completed fiscal year. Refer to Item 303 of Regulation S-K.

Executive Compensation, page 27

7.   Please update this section to include compensation disclosure for the 2015 fiscal year. Refer to Item 402 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 30

8.   By footnote or otherwise, please clarify how the table accounts for the shares of common

stock underlying the Series A and Series A-1 Convertible Preferred Stock. In this regard, we note that each share of preferred stock is entitled to two and one-half votes per share. We also note that the total number of common shares beneficially owned by Mr. Mills does not account for the additional voting rights of the preferred shares that he owns.

Selling Shareholders, page 32

9.   In your table, please include all the columns required by Item 507 of Regulation S-K, such as the number of shares held after the completion of the offering.

10.   Please disclose the natural persons that have voting or dispositive power over the shares held by the entities in your table. For guidance, refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

11.   The aggregate number of shares in your table that will be offered by the selling shareholders differs from the number of shares in the fee table and throughout your prospectus. Please reconcile.

12.   Tell us whether any of the entities in your table are broker-dealers or affiliate of broker-dealers.

Item 15. Recent Sales of Unregistered Securities, page II-1

13.   Please disclose the October 26, 2015 transaction and the December 2015 issuance of 975,000 shares that you describe on page 4, in accordance with Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.1

14.   The opinion states that the registration statement includes 13,775,596 shares issued upon conversion of the promissory notes and accrued interest and 5,680,804 issued upon exercise of warrants. This amount does not equal the total number of shares in the first paragraph of the opinion or in the fee table. Please file a revised opinion.

Signatures, page II-6

15.   Please revise to indicate the person signing in the capacity of the principal executive officer. Refer to Instruction 1 under the "Signatures" portion of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal
Office of Information
Technologies and Services

cc: Paul D. Chestovich, Esq.
        Maslon LLP